SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

RECON TECHNOLOGY, LTD
(Name of Issuer)

Ordinary Shares, $0.0925 par value per share
(Title of Class of Securities)

G7415M 10 8
(CUSIP Number)

April 1, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. G7415M 10 8	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON Shenping Yin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: P. R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,050,000 Class B Ordinary Shares
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 2,050,000 Class B Ordinary Shares
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,050,000 Class B Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.0%
14.	TYPE OF REPORTING PERSON IN

Schedule 13D

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Introductory Statement

The Reporting Person (as defined below) is filing this Schedule 13D because the Reporting Person have acquired beneficial ownership of more than 5% of the subject class of securities.

Item 1.                  Security and Issuer.

This Statement on Schedule 13D relates to the Class B Ordinary Shares, $0.0925 par value per share (“Shares”), of Recon Technology, Ltd, a Cayman Islands corporation (the “Issuer”).  The principal executive offices of the Issuer are located at Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, China.

Item 2.                  Identity and Background.

(a)           This Schedule 13D is being filed by Mr. Shenping Yin, a PRC citizen (“Mr. Yin” or the “Reporting Person”).

(b)           Mr. Yin’s principal business address is Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, China.

(c)           Mr. Yin is an entrepreneur. Mr. Yin has been the Chief Executive Officer and a director since the Issuer’s inception. In 2003, Mr. Yin founded Nanjing Recon, a Chinese company that provides services to automate and enhance the extraction of petroleum in China, and has been the Chief Executive Officer since that time. Prior to founding Nanjing Recon, Mr. Yin served as a sales manager for Fujian Haitian Network Company from 1992 through 1994. Mr. Yin has founded and operated a number of companies engaged in the IT industry including: Xiamen Hengda Haitian Computer Network Co., Ltd. (1994), Baotou Hengda Haitian Computer Network Co., Ltd. (1997) and Beijing Jingke Haitian Electronic Technology Development Co., Ltd. (1999), and Jingsu Huasheng Information Technology Co., Ltd. (2000).

(d)           Mr. Yin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           Mr. Yin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Yin is a Chinese citizen.

Item 3.                  Source and Amount of Funds or Other Consideration.

Mr. Yin received the Shares from the Issuer under various stock incentive plans and as consideration of his service to the Issuer.

Schedule 13D

Item 4.                  Purpose of the Transaction.

Mr. Yin acquired an aggregate of 2,050,000 Shares under 2021 Equity Plan and as consideration of his service to the Issuer.

As the Chief Executive Officer and a director since the Issuer, Mr. Yin may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Other than as set forth in this Schedule 13D, Mr. Yin has no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that Mr. Yin may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.                  Interest in Securities of the Issuer.

(a)           As of February 28, 2022, Mr. Yin may be deemed to have beneficial ownership of the aggregate 2,050,000 Shares, or approximately 50.0% of the Issuer’s total Shares outstanding. The foregoing percentage is calculated based on 4,100,000 Shares issued and outstanding as of March 28, 2022.

(b)           Mr. Yin may be deemed to have sole voting and dispositive power with respect to the aggregate 2,050,000 Shares.

(c)           As of February 22, 2022, and within the sixty-day period prior thereto, the Company issued 1,250,000 Shares on December 5, 2021. No transactions involving the Issuer’s Shares had been engaged in by Mr. Yin other than as disclosed herein.

(d)           Other than Mr. Yin, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Issuer covered by this Schedule 13D.

(e)           Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of Mr. Yin, except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Mr. Yin and any other person, in each case with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.                  Material to be Filed as Exhibits.

Exhibit	Description

Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 1, 2022

By:	/s/ Shenping Yin
Shenping Yin

Schedule 13D

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